UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______
Commission File Number: 0-23008

Valassis Communications, Inc. 401(k) Retirement Plan

Valassis Communications, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 25, 2004.

Valassis Communications, Inc.
Employees' 401(k) Retirement Savings Plan

By: ______________________
Robert L. Recchia, Chief Financial Officer and
Plan Administrator

Valassis Employees' Retirement Savings Plan

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedules for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:	
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2003:	8
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4j—Schedule of Reportable Transactions	10

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2004

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS—At fair value:		
American Century Mutual Funds:		
American Century Growth Fund	$ -	$ 5,957,400
American Century Growth Institutional	10,805,576	
American Century Select Fund		3,996,519
American Century Select Institutional	5,484,879	
American Century Ultra Fund		5,675,865
American Century Ultra Institutional	8,331,549	
American Century International Growth Fund		1,888,842
American Century Internation Growth Institutional	7,124,993	
American Century Vista Fund		1,081,548
American Century Vista Institutional	2,777,277	
American Century Value Fund		2,388,909
American Century Value Institutional	5,513,689	
American Century Strategic Allocation—Conservative Fund		32,595
American Century Strategic Allocation—Conservative Institutional	371,483	
American Century Strategic Allocation—Moderate Fund		2,812,535
American Century Strategic Allocation—Moderate Institutional	6,107,593	
American Century Strategic Allocation—Aggressive Fund		11,469
American Century Strategic Allocation—Aggressive Institutional	706,738	
American Century Equity Index Fund	4,061,275	791,282
American Century Government Bond Fund	3,853,692	1,520,491
American Century Stable Asset Fund	20,222,679	6,064,619
Fidelity Puritan Fund	8,246,218	
Fidelity Magellan Fund	19,026,157	
American Century Brokerage Account	2,758,484	918,608
JP Morgan Small Company Opportunity Fund	1,247,789	228,826
Valassis Stock Fund	16,809,016	6,490,091
Cash Surrender Value of Insurance Contracts	53,520	
Participant loans receivable	4,497,651	1,266,660
Total investments	128,000,258	41,126,259
Assets transferred in from VRMS		1,266,226
Contributions receivable—employee	18,027	16,205
Contributions receivable—employer	3,983,945	160,403
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$132,002,230	$42,569,093

See notes to financial statements.

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Employee contributions	$ 5,653,956	$ 5,117,148
Employer contributions	4,028,207	160,403
Interest and dividend income from investments	2,322,365	520,549
Change in CSV of insurance contracts	2,718	
Interest from employee loans	242,108	91,262
Total additions	12,249,354	5,889,362
DEDUCTIONS:		
Benefit payments	5,233,134	2,036,378
Administrative fees	58,503	32,617
Hardship and other withdrawals	129,270	26,478
Total deductions	5,420,907	2,095,473
NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:		
Valassis Stock Fund	431,169	(1,175,637)
Mutual funds and brokerage account	12,516,922	(5,956,620)
NET INCREASE (DECREASE)	19,776,538	(3,338,368)
NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	42,569,093	44,641,235
NET ASSETS TRANSFERRED IN	69,656,599	1,266,226
NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$ 132,002,230	$ 42,569,093

See notes to financial statements.

1. THE PLAN

The following brief description of Valassis Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

Participants—Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire in the 401(k) portion of the plan if 18 years or older. Employees become participants in the profit sharing portion of the plan on the earlier of July 1 or January 1 after they have completed one year of service, worked 1,000 hours during the Plan year and attained age 18.

Participant's Contributions—A participant may contribute a self-determined portion of their compensation to the Plan. Internal Revenue Service ("IRS") guidelines specify the maximum amount that an employee can elect to defer for any taxable year in which the employee participated in the Plan adjusted for inflation in subsequent years. The inflation adjusted amounts were $12,000 for 2003 and $11,000 for 2002.

Employer Contributions—The Plan allows for an employer match of 25%, payable with Valassis stock on each participant's annual contributions to the Plan that are invested in Valassis stock at the end of the year. The Company's annual contribution of Valassis stock is limited to an aggregate maximum of 50,000 shares. Employer stock contributions for the years ended December 31, 2003 and 2002 amounted to $277,698 and $160,403, respectively.

Profit sharing contributions are allocated to participant accounts annually, in the same proportion that each participant's compensation, as defined, bears to the total compensation, as defined, of all participants for the year. The employer's profit sharing contribution for each Plan year is unallocated as of December 31, 2003. This contribution is shown as a receivable to the Plan at December 31, 2003. Employer profit sharing contributions for years ended December 31, 2003 amounted to $3,769,581.

Participant Loans Receivable—The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50% of the value of the participant's account. This limit is imposed on the combined total of all loans from all retirement plans. Loan applications must be approved by the Plan committee and are not available to highly compensated employees, officers or shareholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan administrator may extend the term. Interest rates are established at the prime rate, as determined by the Plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures—Voluntary employee contribution accounts are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts revert to the Company and may be used to offset future contributions. Vesting of employer contributions is described below.

Allocations—As of each valuation date, a participant's account is adjusted to reflect the net change in the investment options selected by the participants, including investment appreciation or depreciation for that period.

Withdrawals—A participant may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, and education or medical expenses.

Terminations—The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. All benefits are payable in a lump sum amount.

Valuation of Investments—The Plan's mutual fund investments are stated at fair value based upon net asset values on the last day of the Plan year. The participant loans receivable are carried at the unpaid principal balance which approximates fair value.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Vesting—Employee contributions are vested 100% at the time they are made.

Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage
1	20%
2	40
3	60
4	80
5	100

Reclassifications—Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows:

	2003	2002
American Century Growth Fund	$ -	$ 5,957,400
American Century Growth Institutional	10,805,576	
American Century Select Fund		3,996,519
American Century Ultra Fund		5,675,865
American Century Ultra Institutional	8,331,549	
American Century Internation Growth Institutional	7,124,993	
American Century Value Fund		2,388,909
American Century Strategic Allocation—Moderate Fund		2,812,535
American Century Stable Asset Fund	20,222,679	6,064,619
Fidelity Puritan Fund	8,246,218	
Fidelity Magellan Fund	19,026,157	
Valassis Stock Fund	16,809,016	6,490,091

During the year ended December 31, 2003, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

American Century Growth Fund	$ -
American Century Growth Institutional	1,965,854
American Century Select Fund	
American Century Ultra Fund	
American Century Ultra Institutional	1,672,165
American Century International Growth Institutional	1,147,946
American Century Value Fund	
American Century Strategic Allocation—Moderate Fund	
American Century Stable Asset Fund	748,670
Fidelity Puritan Fund	1,458,221
Fidelity Magellan Fund	3,608,628
Valassis Stock Fund	431,169
Other Mutual Funds	1,940,891
Net appreciation of investments	$12,973,544

3. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

4. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

5. INTERNAL REVENUE SERVICE STATUS

A favorable letter of determination which indicates the Plan conforms to the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and the trust, and is therefore exempt from federal income tax under Section 501(a) of the Code was applied for and received by the IRS on October 2, 2003. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan from receiving the qualified status.

6. PLAN MERGER

Effective January 1, 2003, all assets from the Valassis Communications, Inc. Employees' Profit Sharing Plan were merged into the Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan to form The Valassis Employees' Retirement Savings Plan. The assets merged from Fidelity Management and Trust company on January 2, 2003, consisted of cash, shares of stock in Fidelity Magellan, Fidelity Puritan and Valassis Communications, Inc. stock, all transferred in-kind. Other assets transferred from the profit sharing plan included loans receivable, the cash surrender value of insurance contracts and an employer contribution receivable. The total value of profit sharing plan assets transferred was $61,817,022.

Effective December 31, 2003, the NCH Marketing Services, Inc. 401(k) Plan was merged into the Plan. As a result, assets in the amount of $7,839,578 were transferred into the Plan.

Effective December 31, 2002, the Valassis Relationship Marketing Systems, LLC 401(k) Retirement Plan was merged into the Plan. As a result, assets in the amount of $1,266,226 were transferred into the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULES

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
*	American Century Mutual Funds:		
	American Century Growth Institutional	597,987 shares	$ 10,805,576
	American Century Select Institutional	153,252 shares	5,484,879
	American Century Ultra Institutional	309,953 shares	8,331,549
	American Century International Growth Institutional	897,354 shares	7,124,993
	American Century Vista Institutional	218,856 shares	2,777,277
	American Century Value Institutional	734,180 shares	5,513,689
	American Century Strategic Allocation—Conservative Institutional	67,789 shares	371,483
	American Century Strategic Allocation—Moderate Institutional	961,826 shares	6,107,593
	American Century Strategic Allocation—Aggressive Institutional	101,252 shares	706,738
*	American Century Equity Index Fund	914,701 shares	4,061,275
*	American Century Government Bond Fund	356,493 shares	3,853,692
*	American Century Stable Asset Fund	20,222,679 shares	20,222,679
	Fidelity Puritan Fund	446,466 shares	8,246,218
	Fidelity Magellan Fund	194,771 shares	19,026,157
*	JP Morgan Small Company Opportunity Fund	138,336 shares	1,247,789
*	American Century Brokerage Account	2,758,484 shares	2,758,484
*	Valassis Stock Fund	572,652 shares	16,809,016
	Cash surrender value of insurance contracts		53,520
*	Participant loans receivable	$4,497,651 par value, interest ranging from 4.00% to 9.5%	4,497,651
	TOTAL		$ 128,000,258

* Party-in-interest.

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

SCHEDULE 4H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved (a)	Description of Asset (Including Interest Rate and Maturity in Case of a Loan) (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)
Category iii) A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets—						
Valassis Communications, Inc.	Valassis Stock Fund:					
	Purchases	$ 5,205,547	$ -	$ 5,205,547	$5,205,547	$ -
	Sales		11,073,585	11,173,880	11,073,585	(100,295)
American Century Mutual Funds	Stable Asset	12,219,746		12,219,746	12,219,746	0
American Century Mutual Funds	Government Bond	2,799,678		2,799,678	2,799,678	0
American Century Mutual Funds	Equity Index	2,263,555		2,263,555	2,263,555	0
American Century Mutual Funds	International Growth Institutional	3,680,362		3,680,362	3,680,362	0
American Century Mutual Funds	Value Institutional	2,413,232		2,413,232	2,413,232	0
American Century Mutual Funds	Growth Institutional	2,706,089		2,706,089	2,706,089	0
American Century Mutual Funds	Strategic Growth-AGG Institutional	2,094,787		2,094,787	2,094,787	0

There were no category ii) or iv) reportable transactions.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-00024 of Valassis Communications, Inc. on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Detroit, Michigan
June 25, 2004